FORTE BIOSCIENCES

CORPORATE OVERVIEW

PRESENTATION

SEPT 1, 2023

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

- Certain statements contained in this presentation regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Act of 1995, known as the PSLRA. These include statements regarding management's intention, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Forte Biosciences, Inc. ("we", the "Company" or "Forte") undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as "anticipates," "believes," "plans," "expects," "projects," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA.

- Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the business and prospects of the Company; Forte's plans to develop and potentially commercialize its product candidates, including FB-102; the risk that results from early-preclinical studies may not be predictive of results from later-stage studies or clinical trials; the timing of initiation of Forte's planned clinical trials; the timing of the availability of data from Forte's clinical trials; the timing of any planned investigational new drug application or new drug application; Forte's plans to research, develop and commercialize its current and future product candidates; Forte's projections of the size of the market for FB-102; Forte's ability to successfully enter into collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of Forte's product candidates; Forte's commercialization, marketing and manufacturing capabilities and strategy; developments and projections relating to Forte's competitors and its industry; the impact of government laws and regulations; Forte's ability to protect its intellectual property position; Forte's estimates regarding future revenue, expenses, capital requirements and need for additional financing; and the impact of global events on the Company, the Company's industry or the economy generally.

- We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs, and these statements represent our views as of the date of this presentation. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Information regarding certain risks, uncertainties and assumptions may be found in our filings with the Securities and Exchange Commission, including under the caption "Risk Factors" and elsewhere in our Annual Report on Form 10-K for the year ending December 31, 2022 and subsequent filings with the Securities and Exchange Commission. New risk factors emerge from time to time and it is not possible for our management team to predict all risk factors or assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation.



- **About Forte**: Forte Biosciences, Inc. (NASDAQ: FBRX) ("Forte" or the "Company") is a biopharmaceutical company that is advancing its product candidate, FB-102, which is a proprietary molecule with potentially broad autoimmune applications including in such indications as graft-versus-host disease, vitiligo and alopecia areata.

- **Important Additional Information and Where to Find It**: Forte has filed a definitive proxy statement (the "Proxy Statement") and other documents with the U.S. Securities and Exchange Commission (the "SEC) in connection with its solicitation of proxies from stockholders in respect of the 2023 Annual Meeting of Stockholders to be held on September 19, 2023 (the "2023 Annual Meeting"). BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS, INCLUDING FORTE'S PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO AND THE ACCOMPANYING BLUE PROXY CARD, FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT FORTE. Stockholders may obtain free copies of the Proxy Statement and other relevant documents that Forte files with the SEC and on Forte's website at https://www.fortebiorx.com or from the SEC's website at http://www.sec.gov.

- **Participants to the Solicitation**: Forte, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to a solicitation by Forte in connection with matters to be considered at the 2023 Annual Meeting. Information about Forte's executive officers and directors, including information regarding the direct and indirect interests, by security holdings or otherwise, is available in the Proxy Statement for the 2023 Annual Meeting, which was filed with the SEC on August 24, 2023. To the extent holdings of Forte securities reported in the Proxy Statement for the 2023 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC's website at www.sec.gov.

WHAT IS THIS PROXY ABOUT?

Camac is attempting to co-opt cash from Forte which we believe destroys value for shareholders.

Forte and our investors believe that FB-102, our lead development compound, has the potential to create significant value for stockholders as validated by $25 m investment by leading healthcare investment funds in early August.

Camac is nominating 2 directors to the Forte board, Mr. Hacke and Mr. McIntyre, who are not qualified as they have no biotechnology/drug development experience, no science or medical background and have never served on the board of a public company.

The Forte nominees. Dr. Paul Wagner and Dr. Lawrence Eichenfield, are highly qualified with deep biotechnology and drug development experience

CAMAC LIQUIDATION DEMANDS WILL DESTROY VALUE FOR SHAREHOLDERS

From Camac Proxy

" On March 9, 2023, Camac's counsel again had a telephone call with the Company's counsel in an attempt to reach a mutually agreeable resolution. Through its counsel, Camac suggested multiple potential frameworks to reach an agreement, including options where one director candidate would be appointed to the Board with one incumbent director resigning, the formation of a committee to explore strategic alternatives and **the Company agreeing to immediately return $25.3 million of capital,** or alternatively, two new director candidates being appointed to the Board and two incumbent directors resigning."

- As of the end of March the Company has ~$36 m in cash and were utilizing ~$6.7 m per quarter. By co-opting $25.3 m in cash the Company would have been left with just over 1 quarter of cash and could not have continued options (would be liquidated)

From Camac August 17, 2022 Press release:

"Urges the Board to Reverse Course and **Return Capital** to Long-Suffering Shareholders – or Risk Facing Action from Camac"

"…the Board should promptly announce a plan to return capital to shareholders."

WHAT DOES FORTE BIOSCIENCES DO?

Forte is a biotechnology company developing FB-102 to help quiet down key cells in the immune system to keep them from attacking healthy tissue

We are developing FB-102 for treating diseases like graft-versus-host disease (GvHD)
- Acute graft-versus-host-disease (aGvHD) has a 70% mortality rate in 2 years (grade 3 and 4).
- Acute graft-versus-host-disease is a high unmet medical need with only one drug approved that shows moderate activity and potential significant toxicity ruxolitinib (Jakafi)
- FB-102 has beaten ruxolitinib (Jakafi) head to head in validated animal models
- The market opportunity in GvHD is greater than $1 billion

Mechanism of FB-102 also shows activity in vitiligo and alopecia areata (diseases where the immune system attacks skin pigmentation cells and hair follicles respectively)
- $6 billion potential market with limited treatment options

6

BIOTECHNOLOGY SECTOR DYNAMICS

Drug development is very challenging with a ~10% probability of success from preclinical through commercialization.

As a result, it is common in the biotechnology sector to have drugs in development fail and then to move forward with other development candidates to create value

90% of drugs tested in biotech companies fail. A failure of a molecule in development is not a failure of management.

Healthcare and biotechnology investors are accustomed to this cycle of lead drug failures and refocusing on pipeline candidates. In fact many view this cycle as significant opportunities for investment during the transition.

EXAMPLE OF DRUG DEVELOPMENT CYCLE AND RETURNS WITHIN BIOTECHNOLOGY SECTOR



Human Genome Sciences Stock Chart

-94% TSR
Aug 13,2008-
Mar 11,2009

+4,262% TSR
Mar 11, 2009
Aug 26,2009

HGSI had a **negative 94% TSR** from Aug 13, 2008-Mar 11, 2009 (From $7.80 to $0.48)

HGSI continued developing a pipeline molecule for Lupus.

Data for Lupus development candidate read out positively July 20, 2009 and stock continued to gain, reaching $20.5 on August 26, 2009: **positive 4,262% (42.6x) TSR** from Mar 11 low.

Company was subsequently acquired

FORTE TIMELINE

- June 2020 Forte went public through a reverse merger with Tocagen
  - Lead program FB-401, in-licensed from NIH, was focused on autoimmune skin disease (atopic dermatitis)

- Sept 2021 Forte ran robust phase 2 study for FB-401 and announced negative outcome

- Following the phase 2 FB-401 failure
  - Company ran a reverse merger process (150 companies initially, down to 5 finalists)
  - Assessed liquidation
  - Reviewed in-licensing options
  - Evaluation internal candidate, FB-102

- May 2022 after thorough assessment of options announced plan to advance FB-102 in autoimmune indications
  - Strengthened team by adding Chief Scientific Officer with translational medicine and drug approval experience
  - Added new board members with development and scientific expertise to further support FB-102 development

- July 2022 Camac makes first acquisition of Forte common stock

- August 2023 Company announced key new data for FB-102 and on basis of solid data, top-tier institutional healthcare funds invested $25 m, validating the significant value creation potential for FB-102

FORTE TIMELINE

Forte completes reverse merger with Tocagen to become publicly listed company in June 2020


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Lead candidate FB-401 fails in phase 2 development

Company and board review reverse merger, in-licensing and internal compound, FB-102 and announces advancement of FB-102

Camac buys shares

Forte announces key R&D updates for FB-102 and on based of strong data, top-tier healthcare institutional funds invested $25 m including:

Alger
BVF
Farallon
Perceptive
Tybourne

Stock is up ~30% in aftermarket following announcement until Camac dumps shares (500k) including in illiquid aftermarket to negatively impact performance

ON THE BASIS OF STRONGLY VALIDATING DATA AND LARGE MARKET OPPORTUNITY, SIGNIFICANT INSTITUTIONAL FUNDS INVESTED $25 MILLION AT THE BEGINNING OF AUGUST

Forte Biosciences, Inc. Announces $25 Million Financing and R&D Update for FB-102

-FB-102 Has Demonstrated Potentially Best in Class Activity including Superiority to Standard of Care in GvHD

-Proof of Concept Pre-clinical Data in Additional Indications with Large Market Potential Underscores Meaningful Opportunity

-$25 Million Financing Highlights Significant Support from Top Tier Institutional Investors for FB-102 Potential

August 01, 2023 04:01 PM Eastern Daylight Time

DALLAS--(BUSINESS WIRE)--Forte Biosciences, Inc. (www.fortebiorx.com) (NASDAQ: FBRX), a biopharmaceutical company focused on autoimmune diseases, today announced key R&D updates for FB-102 and the closing of financing to support the advancement of FB-102.

"FB-102 had demonstrated potentially best in class activity including in graft versus host disease (GvHD), an indication for which there is a very high unmet medical need and potentially abbreviated clinical development pathway. We plan to advance FB-102 into the clinic in 2024. Beyond GvHD, based on extensive proof of concept data, we believe FB-102 has considerable opportunity in a variety of indications with large markets." said Paul Wagner, Ph.D., Chairman and Chief Executive Officer of Forte Biosciences. "Our financing by top-tier institutional investors highlights the meaningful potential for FB-102. We are deeply appreciative of the support from preeminent institutional biotechnology investors including Alger, BVF Partners, Farallon Capital Management, Perceptive Advisors and Tybourne Capital Management."

$25 m invested from Alger, BVF Partners, Farallon Capital Management, Perceptive Advisors and Tybourne Capital Management validating significant value creation potential for FB-102

Investment included $1.2 m from management and the board, underscoring our belief in FB-102 value creation potential

Offering had no discount to market price and no dilutive warrant coverage which speaks to the strength that offering in the current challenging market facing biotechnology companies.

11

FORTE TRANSACTION FAVORABLE VS COMPARABLE RECENT BIOTECH TRANSACTIONS

Company Name	Gossamer	Evelo Biosciences	Forte Biosciences	
Ticker	**GOSS**	**EVLO**	**FBRX**	
Cash per Share (Last 10Q/K prior to transaction)	$2.13	$8.72	$1.71	Stock price vs CPS in range of comparable biotech companies that conducted recent transactions
Stock Price Ave (5 day prior to transaction date)	$1.60	$2.87	$1.01	
Pre-transaction Stock discount to CPS	**25%**	**67%**	**41%**	
Transaction announced	20-Jul-23	10-Jul-23	1-Aug-23	Size of transactions vs market cap less vs comparable biotech transaction
Amount raised ($ m)	$212	$25.5	$25	
Market cap (5 day prior to transaction date) ($ m)	$143	$15.7	$21.2	
Raise amount vs market cap	**149%**	**162%**	**118%**	
Terms				
Price per share of transactoin	$1.63	$2.19	$1.01	FBRX transaction had no discount to stock price day before transaction and no dilutive warrant coverage
Share price day before announcement	$1.82	$2.31	$1.01	
Discount of transaction price to day prior announcement	**10%**	**5%**	**0%**	
Warrant coverage	**25%**			

FORTE MANAGEMENT – NEARLY 140 YEARS OF COMBINED EXPERIENCE

Forte's management has 140 years of combined experience in manufacturing, quality, regulatory and clinical development

Paul Wagner, Ph.D., CFA – Chief Executive Officer
- 24 years of experience in the biotechnology industry
  - Institutional Investor recognized Biotechnology Analyst at Lehman Brothers (now Barclays)
  - Head of Development Licensing at Protein Design Labs
  - Portfolio Manager of Biotechnology Investment Fund at Allianz Global Investors
  - Chief Financial Officer at Pfenex (biotech arm of Dow)
  - Head of Corporate Strategy and Development at CANBridge
  - Founder and CEO of Forte Biosciences
  - Ph.D in Chemistry from Caltech
  - CFA Charterholder

Tony Riley, MBA – Chief Financial Officer
- 30 years of experience 15 in the life sciences industry
  - CFO at Krystal Biotechnology
  - Founding Partner of CFO Network
  - Acting CFO Avanex
  - Corporate Controller at Kosan
  - MBA from University of Chicago

Chris Roenfeldt – Chief Operating Officer
- 22 years of experience in the biotechnology industry
  - Project and alliance management at Halozyme
  - Head of project management at Pfenex
  - CMC project management at Amgen
  - Project management at Genentech
  - BS in Chemical Engineering from University of Colorado

FORTE MANAGEMENT – NEARLY 140 YEARS OF COMBINED EXPERIENCE

Forte's management has 140 years of combined experience in manufacturing, quality, regulatory and clinical development

Hubert Chen, MD – Chief Scientific Officer
- 20 years of experience in the biotechnology industry
  - Chief Medical Officer at Metacrine
  - Chief Scientific and Medical Officer at Pfenex
    - Led NDA/MAA approval of teriparatide injectable protein for osteoporosis
  - VP of clinical development at Aileron
  - VP of translational medicine at Regulus
  - Sr. director of clinical development at Amylin
  - MD from Columbia University
  - Medical training at UCSF and Massachusetts General

Steven Ruhl – Chief Technical Officer
- 43 years of experience in the biotechnology industry
  - Head of downstream processing for warp speed COVID antibody at ThermoFisher
  - Director of Technical and Commercial Supply at IDEC Pharmaceuticals
  - Commercial Drug Product Exec Director – Amgen
  - Site Head Amgen Ireland manufacturing facility
  - BS in microbiology and chemistry from BYU

STRONG INDEPENDENT BOARD COMPRISED OF LEADERS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRY

- **Steven Kornfeld:** Represents investor perspective and interest having previously led healthcare investments for Franklin Templeton

- **Scott Brun, MD:** Headed product development and venture investments for Abbvie. Serves on 2 public company boards.

- **David Gryska:** Chief Financial Officer (CFO) at Incyte and Celgene. Served on 6 public company board, including at Seattle Genetics into its acquisition by Pfizer.

- **Barb Finck, MD:** Former Chief Medical Officer (CMO) at Coherus and led the clinical development of Enbrel (over $4 billion revenue). Serves on board of private biotechnology company. Led clinical development at numerous biotechnology companies Board certified in rheumatology and internal medicine.

STRONG INDEPENDENT BOARD COMPRISED OF LEADERS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRY

- **Steve Doberstein, PhD:** Former Chief Scientific Officer (CSO) at leading biotechnology company (Nektar). Led R&D at 4 other biotechnology companies. Expert in cell biology and immunology.

- **Donald Williams:** Former Ernst and Young Partner and Grant Thornton Partner. Serves on 4 public company boards.

- **Dr. Lawrence Eichenfield. MD:** Vice Chairperson of Dermatology Department at UC-San Diego. Prominent key opinion leader in dermatology (including vitiligo where FB-102 is being developed).

- **Dr. Paul Wagner, Ph.D:** CEO of the Company and has held several senior leadership roles in the biotechnology industry, has been an Institutional Investor recognized biotechnology analyst and has been a portfolio manager for a biotechnology investment fund. Moreover, Dr. Wagner has extensive scientific knowledge due to his education and work background.

SUMMARY: SUPPORT FORTE'S STRATEGY TO CREATE SHAREHOLDER VALUE

Is change needed?

No, change by co-opting Forte's cash as advocated by Camac would destroy value.

Forte's investors support Forte's FB-102 development strategy and potentially significant commercial market opportunity as evidenced by recent $25 m investment by 5 independent top-tier healthcare institutional funds (Alger, BVF, Farallon, Perceptive and Tybourne), including $1.2 m from the management team and certain board members.

Are Forte nominee's right for shareholder value creation?

Yes, the Company nominees, Dr. Wagner and Dr. Eichenfield, both have deep biotechnology industry experience.

Camac's nominees, Mr. Hacke and Mr. McIntyre
1)   have **_NEVER_** held a position at a biotechnology company
2)   have **_NO_** science or medical background
3)   have **_NO_** prior public company board experience
4)   **Neither Mr. Hacke nor Mr. McIntyre have put forth any ideas or strategies for the Company and their intentions are unclear**

CAMAC'S ATTEMPTS TO CO-OPT COMPANY CASH DESTROYS VALUE FOR STOCKHOLDERS

CAMAC ATTEMPTING TO SUBVERT SHAREHOLDERS' RIGHT TO VOTE

Camac is actively attempting to prevent new investors from being able to vote in order to subvert the voting rights of the majority of the Forte ownership.

- Camac's meritless lawsuit fails to allege any facts to support the claims of that the Board of Directors of Forte breached its fiduciaries duties in approving the $25 million financing in an arms-length transaction with bona fide third party institutional investors.
- Camac's motion to expedite a preliminary injunction hearing was denied by the Court of Chancery in the State of Delaware
- The Court ordered the parties to confer to schedule Forte's motions to dismiss

In attempting to subvert shareholders' right to vote, Camac's self-serving purpose is to co-opt the cash for a value potentially below the current share price and destroy value for the majority of stockholders.

CAMAC ATTEMPTING TO SUBVERT SHAREHOLDERS' RIGHT TO VOTE

Additionally, Camac has stated that they will demand other Forte stockholders foot the bill for its self-serving campaign by seeking recovery from the Company of its expenses, which Camac has indicated will be in excess of $750,000 and growing, yet another wasteful and unnecessary expenditure of stockholder resources

To highlight Camac's self-serving purposes, following the Company announcement of the financing and R&D update after the market closed on August 1, Forte's stock price was significantly outperforming – However, Camac then **_aggressively sold_** nearly 500,000 shares, including in the illiquid aftermarket, opportunistically driving down the share price, calling into question Camac's intentions.

Additionally, Camac's partner, ATG sold calls on Forte's stock and has a direct interest in keeping the stock from outperforming to prevent their effective short position from losing them money.

CAMAC GROUP'S SELF-SERVING AND SHORT-SIGHTED CAMPAIGN IS AN ATTEMPT TO CO-OPT THE COMPANY'S CASH AND DESTROY POTENTIAL FUTURE VALUE FROM STOCKHOLDERS

Camac Group's self-serving and short-sighted campaign is an attempt to co-opt the Company's cash and destroy potential future value from stockholders.

- Camac only purchased shares AFTER the Company announced its FB-102 strategy with full knowledge of the FB-102 strategy and purchased shares after obtaining that information because they believe they can agitate their way to a liquidation of the company.

- To be clear Forte believes it is a not in the interest of shareholders to destroy value by liquidating the company for the benefit of a minority of opportunistic 13D filers.

- The future liquidation value, including expenses, could be below the current share price and destroys stockholder value.

IN SPITE OF CAMAC'S SELF-SERVING EFFORTS THE COMPANY'S COUNSEL MADE GOOD FAITH EFFORTS TO COME TO AGREEMENT WITH CAMAC

In spite of Camac's self-serving efforts to co-opt the company cash and destroy stockholder value, the Company's counsel made good faith efforts to come to agreement with Camac.

- On March 9, 2023, Forte's counsel again engaged with Camac Fund's counsel to explore various avenues to a negotiated resolutions that would avoid a costly and distracting proxy fight. However, counsel for Camac Fund indicated that their client was not open to any negotiated solution that did not include a complete shift of operational focus and depleting the Company's cash reserves to fund a large share repurchase program."

- On August 7, 2023 and August 8, 2023, Forte's counsel engaged with Camac Fund's counsel to explore various avenues to a negotiated resolution that would avoid a proxy fight and litigation threatened by Camac Fund against Forte. However, following discussions, counsel for Camac Fund indicated that their client was no longer interested in pursuing discussions with respect to a negotiated resolution.

FB-102 PROGRAM OVERVIEW

FB-102 OVERVIEW

- FB-102 (Forte's anti-CD122 antibody) is designed to quiet down key immune cells (NK and CD 8^+ T cells) that are responsible for attacking healthy tissue

- FB-102 has demonstrated significant preclinical activity in validated graft versus host (GvHD) studies, beating the standard of care drug for GvHD, Jakafi, in head-to-head studies

- Expect FB-102 to be in the clinic in early 2024

- We believe FB-102 has demonstrated potentially best-in-class activity for the treatment of GvHD and addresses a significant unmet need that could allow for abbreviated development path

- Mechanism of FB-102 also shows activity in vitiligo and alopecia areata (diseases where the immune system attacks skin pigmentation cells and hair follicles respectively)

- FB-102 has significant immediate and long term value based on recent acquisitions (Villaris and Kadmon)

INCYTE PURCHASES VILLARIS THERAPEUTICS AND AUREMOLIMAB (ANTI CD-122 ANTIBODY) FOR $70M UPFRONT AND UP TO $1.36B IN POTENTIAL MILESTONES

Incyte to Acquire Medicxi-backed Villaris Therapeutics for Auremolimab

Shots:

- Villaris to receive $70M up front, ~$310M upon achievement of development & regulatory milestones along with ~$1.05B in commercial milestones on net sales of the product. Incyte gets an exclusive global right to develop & commercialize auremolimab for all uses, incl. vitiligo & other autoimmune and inflammatory diseases
- The acquisition will complement Incyte's existing inflammation & autoimmunity portfolio to advance the treatment options for vitiligo patients with potential applications for auremolimab beyond dermatology
- Auremolimab (VM6) is an anti-IL-15Rβ mAb & is expected to enter clinical development in 2023. In preclinical studies, auremolimab showed a high potency, selectivity & efficacy in vitiligo

We see this deal as potentially strengthening INCY's vitiligo franchise and incrementally adding to efforts to offset JAKAFI's LOE later in the decade. – *Mizuho Securities*

The acquisition makes sense to us given INCY's increasing pipeline focus on dermatology – *Guggenheim*

This acquisition complements INCY's transition to a dermatology-focused company as oral Jakafi approaches loss of exclusivity and topical JAK agents assume a greater strategic role. – *SVB securities*

This deal fits in well with management's recent comments on BD to seek early, "high science" assets in derm, and auremolimab's potentially durable mechanism of action could nicely complement Incyte's existing vitiligo portfolio. - *Cowen*

- **Villaris developed a preclinical CD-122 antibody (same target as FB-102)**

- **Acquired by Incyte for $70 m upfront and $1.4 billion in milestones**

- **FB-102 is more advanced than Villaris was when it was acquired, highlighting significant current value in FB-102 program.**

	Payment
Upfront Payment	$70 M
Development and regulatory milestones	$310 M
Commercial milestones on net sales of the product	$1,050 M
Potential Total	$1,430 M

KADMON PURCHASED BY SANOFI FOR $1.9B FOR GVHD DRUG

BIOTECH AND PHARMA

Kadmon Stock Soars as Sanofi Buys U.S. Biotech for $1.9 Billion

By Joe Woelfel Updated Sept. 8, 2021 2:31 pm ET / Original Sept. 8, 2021 7:54 am ET

Shares of Kadmon Holdings were soaring Wednesday after French drugmaker Sanofi said it was buying the U.S. biopharmaceutical company for $9.50 a share in cash, or a total equity value of $1.9 billion.

Kadmon (ticker: KDMN) shares were jumping 72.55% to $9.15. The deal price is a 79% premium to Kadmon's closing price Tuesday at $5.30. Kadmon has risen 121% so far this year including Wednesday's surge.



SANOFI

Press Release

Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to acquire Kadmon to further strengthen growth of transplant business

- Adds Rezurock™ (belumosudil) an FDA-approved, first-in-class treatment for adult and pediatric patients 12 years and older with chronic graft-versus-host disease (cGVHD) after failure of at least two prior lines of systemic therapy

PARIS and NEW YORK – September 8, 2021 – Sanofi has entered into a definitive merger agreement with Kadmon Holdings, Inc. (NASDAQ: KDMN) a biopharmaceutical

Sanofi acquired Kadmon for $1.9 Billion for their GvHD drug highlighting value creating potential for FB-102.

GRAFT VS HOST DISEASE

GRAFT VS HOST DISEASE (GVHD): A SERIOUS COMPLICATION OF ALLOGENEIC STEM CELL TRANSPLANTATION – HIGH UNMET NEED AND BILLION DOLLAR MARKET POTENTIAL

Cause: donor immune cells attack host tissues


Graft
Host tissue
Stem cells develop into new blood cells
Liver
Bowel
Immune cells may attack host tissues
Skin
Donor tissue
© AboutKidsHealth.ca

https://www.lls.org/booklet/graft-versus-host-disease

Classification

Acute (~5K US prevalence - NIH)
- Occurs in up to 50% of recipients.
- Onset typically within 3 months of transplant
- Usually combination or organs involved: skin (rash), GI tract (vomiting, diarrhea), liver (jaundice)

Chronic (~14K US prevalence - NIH)
- Develops in up to 40% of recipients.
- In addition to skin, GI tract and liver, may involve lungs, mucosal surfaces (eyes, mouth, GU tract), muscle, joints (connective tissue)

ACUTE GVHD: TREATMENT PARADIGM AND DEVELOPMENT PIPELINE



First-line
Corticosteroids
30-50% have inadequate response
2-year mortality >70% in grade 3 & 4 disease
Second-line
(steroid resistant)
Incyte
JAKAFI®
Approved
Day 28 ORR: 57%
Extracorporeal photopheresis
TNFα blockers
unapproved

- Only one approved drug for steroid resistant GvHD, Jakafi, and it has significant toxicity and modest activity

- High unmet medical need in billion dollar GvHD market for safer more effective treatments

https://www.lls.org/booklet/graft-versus-host-disease
https://www.jakafi.com/pdf/prescribing-information.pdf

APPROVAL OF RUXOLITINIB (JAKAFI) IN ACUTE GVHD WAS BASED ON THE RESULTS FROM AN OPEN-LABEL, SINGLE-ARM STUDY

	Refractory to Steroids Alone (n=49)
Overall Response (%) (95% CI)	28 (57.1%) (42.2, 71.2)
Complete Response	15 (30.6%)
Very Good Partial Response	2 (4.1%)
Partial Response	11 (22.4%)

Efficacy is based on Day 28 overall response rate as defined by CIBMTR criteria.

https://www.jakafi.com/pdf/prescribing-information.pdf

- Jakafi was approved based on single arm study and showed a modest 57% response rate and only 30% complete response

- Potential for small open label trial for approval given high unmet need could mean faster and less expensive development of FB-102

LARGE UNMET NEED IN VITILIGO AND ALOPECIA AREATA (COMBINED $6 BILLION MARKET BY 2026)

Vitiligo

Vitiligo is an autoimmune disease of the skin mediated primarily by NK and CD8+ T cells that kill melanocytes and create white spots. In the US there are approximately 2 m people with vitiligo.

The global vitiligo treatment market size was valued at $1.2 billion in 2018 and is projected to reach $1.9 billion by 2026, exhibiting a CAGR of 5.8% (Fortune Business Insights)



Alopecia Areata (AA)

AA is an autoimmune disease in which immune cells attack and damage hair follicles and is mediated primarily by CD8+ T cells and NK cells

The global alopecia treatment market was valued at $2.7 billion in 2018, and is projected to reach $3.9 billion by 2026, registering a CAGR of 4.6% from 2019 to 2026 (Allied Mkt Research)



<u>**While JAK inhibitors have demonstrated efficacy in AA and vitiligo, regulatory scrutiny of the JAK class including black box warnings has dampened enthusiasm for this class and as a result there remains a significant unmet need for safe and effective therapies for treating AA and vitiligo**</u>

FB-102 IN GRAFT VS HOST DISEASE

DOSE-RANGING INVESTIGATION OF FB102 IN A HUMANIZED MOUSE MODEL OF ACUTE GVHD: THERAPEUTIC MODE


Irradiation &
PBMC transplantation
End of
treatment
Day
1 2 3 4 5 6 7 8 9 10 11 12 13 14
Start dosing on Day 5,
once daily
FB102
(75, 125, 175 mpk)
Vehicle
Once-daily IP administration
Once-daily IP administration
Start dosing on Day 5,
twice daily
Ruxolitinib
(60 mpk)
Vehicle
Twice-daily oral administration
Twice-daily oral administration

N=10 per cohort

FB102 SURVIVAL BENEFITS: FB-102 BEAT RUXOLITINIB HEAD-TO-HEAD



P=0.0001 for FB102 (75, 175) vs Vehicle on Day 14
P=0.0007 for FB102 (125) vs Vehicle on Day 14
P=0.01 for Ruxolitinib vs Vehicle on Day 14

MONO VS COMBINATION THERAPIES WITH FB102, RUXOLITINIB OR CORTICOSTEROIDS



Irradiation &
PBMC injection
End of study
(D18)
Day 1 5 8 12 15 18
Ruxolitinib
(60 mpk)
Twice-daily oral
FB102+Ruxolitinib
(75 mpk+60 mpk)
Once-daily IP + twice-daily oral
Placebo
(Combination of vehicles)
Once-daily IP + twice-daily oral

N=10 per cohort

FB102 SURVIVAL BENEFITS: FB-102 COMBINATION WITH RUXOLITINIB SIGNIFICANTLY SUPERIOR VS RUXOLITINIB



P=0.0001 for FB102+Rux vs Vehicle on Day 18
P=0.02 for FB102+Rux vs Ruxolitinib Mono on Day 18

TRANSLATION OF HUMANIZED ACUTE GVHD MOUSE FINDINGS INTO PATIENT RESPONSE: PROMISING FB102 RESULTS

Magnitude of FB102 preclinical efficacy correlates with <u>positive</u> clinical response.

Company	Candidate	Mechanism	Indication/ Phase	Preclinical Data (survival in humanized GVHD model)	Clinical Data (Day 28 ORR)
Forte Biosciences	**FB102**	**Anti-CD122**	**Second/Third-line Preclinical**	**90% (vs 0% for control)**	**TBD**
Incyte	Ruxolitinib	JAK 1/2 inhibition	Second-line Commercial	90% (vs 0% for control)[1]	62%[4]
Equillium/Ono	Itolizumab	Anti-CD6	First-line Phase 3	50% (vs 10% for control)[2]	>50%[5]
Incyte	Itacitinib	JAK 1 inhibition	First-line Terminated	20% (vs 0% for control)[3]	N.S. vs PBO

1. Huarte E et al. Immunotherapy. 2021;13:977.
2. Ng CT et al. Blood. 2019;134 (Supp 1):5063.
3. Courtois J et al. Bone Marrow Transplant. 2021;56:2672. Day 60 results shown.
4. Zeiser R et al. N Engl J Med. 2020;382:1800.
5. Equillium Corporate Presentation, September 2022.
6. Zeiser R et al. Lancet Haematol. 2022;9:e14.

CAMAC'S ATTMEPTS TO CO-OPT COMPANY CASH DESTROYS VALUE FOR STOCKHOLDERS

WHAT IS THIS PROXY ABOUT?

Camac is attempting to co-opt cash from Forte which we believe destroys value for shareholders.

Forte and our investors believe that FB-102, our lead development compound, has the potential to create significant value for stockholders as validated by $25 m investment by leading healthcare investment funds in early August.

Camac is nominating 2 directors to the Forte board, Mr. Hacke and Mr. McIntyre, who are not qualified as they have no biotechnology/drug development experience, no science or medical background and have never served on the board of a public company.

The Forte nominees. Dr. Paul Wagner and Dr. Lawrence Eichenfield, are highly qualified with deep biotechnology and drug development experience

SUMMARY: SUPPORT FORTE'S STRATEGY TO CREATE SHAREHOLDER VALUE

Is change needed?

No, change by co-opting Forte's cash as advocated by Camac would destroy value.

Forte's investors support Forte's FB-102 development strategy and potentially significant commercial market opportunity as evidenced by recent $25 m investment by 5 independent top-tier healthcare institutional funds (Alger, BVF, Farallon, Perceptive and Tybourne), including $1.2 m investment by management and certain board members.

Are Forte nominee's right for shareholder value creation?

Yes, the Company nominees, Dr. Wagner and Dr. Eichenfield, both have deep biotechnology industry experience.

Camac's nominees, Mr. Hacke and Mr. McIntyre
1) have **NEVER** held a position at a biotechnology company
2) have **NO** science or medical background
3) have **NO** prior public company board experience
4) **Neither Mr. Hacke nor Mr. McIntyre have put forth any ideas or strategies for the Company and their intentions are unclear**